Exhibit 99.2

Magna International Inc.

Third Quarter Report

2024

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2023 included in our 2023 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at October 31, 2024.

HIGHLIGHTS

Comparing the third quarters of 2024 and 2023:

•	Global light vehicle production decreased 4%, driven by 6% lower production in both North America and China, and a 2% decline in Europe.
•	Total sales decreased 4%, mainly reflecting lower global light vehicle production, the end of production of certain programs, and the disposition of our metalforming operations in India, partially offset by the launch of new programs.
•	In the third quarter of 2024 we recognized $196 million in Other income for previously deferred revenue related to our Fisker Inc. ["Fisker"] warrants since our agreement for manufacturing of the Fisker Ocean SUV was terminated.
•	Largely as a result of higher Other (income) expense, net, diluted earnings per share increased to $1.68, compared to $1.37.
•	Adjusted diluted earnings per share(1) were $1.28, compared to $1.46. The decrease reflected reduced earnings on lower sales, higher net production input costs, lower equity income, and a higher income tax rate, partially offset by higher favourable commercial items, and the benefits of operational excellence activities.
•	Cash from operating activities decreased $70 million to $727 million.

In addition, in the third quarter of 2024 we paid dividends of $138 million.

Subject to the approval by the Toronto Stock Exchange, our Board of Directors approved a new Normal Course Issuer Bid ["NCIB"] to purchase up to 28.5 million of our Common Shares, representing approximately 10% of our public float of Common Shares. This NCIB is expected to commence on or about November 7, 2024 and will terminate one year later.

OVERVIEW

OUR BUSINESS(2)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 175,000(3) employees across 343 manufacturing operations and 107 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

1 Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section "Use of Non-GAAP Measures".

2 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

3 Number of employees includes over 162,000 employees at our wholly owned or controlled entities and over 13,000 employees at operations accounted for under the equity method.

Magna International Inc. Third Quarter Report 2024	1

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: labour disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to consumer acceptance of electric vehicles ["EVs"]; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

While the foregoing economic, political, and other factors are part of the general context in which the global automotive industry operates, there are a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification, advanced driver assistance systems, connectivity, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy, and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2023, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2024, except as follows:

•	Increasing Trade Protectionism: in 2024 and 2025, 19 out of the 28 countries in which we operate will have held or will hold elections. Electoral outcomes could lead to policy shifts affecting the automotive industry, including through imposition of tariffs and trade barriers, and/or revised regulatory approaches to CO2 emissions, safety standards, software and data privacy and access to rare earth minerals, among others. Trade protectionism continues to increase - for example, both the U.S. and the E.U. have imposed significant tariffs on Chinese EVs imported into their markets. In response, China has imposed reciprocal duties on luxury internal combustion engine ["ICE"] vehicles imported from these regions. In North America, both major candidates in the upcoming U.S. Presidential election in November 2024 have expressed their intention to use the existing renegotiation process in the USMCA to secure better trade terms for the U.S. One candidate’s platform includes the potential imposition of significant tariffs on all U.S. trading partners, which could escalate into a global trade/tariff war. While it is too early to determine the specific implications for Magna, trade and tariff wars can pose risks such as increased inflation and borrowing costs, reduced economic growth, and a decline in stock market prices.

•	Fisker Bankruptcy: On September 17, 2024 the restructuring plan of Fisker GmbH ["Fisker Austria"] was approved by an Austrian insolvency court, with the Chapter 11 bankruptcy liquidation plan of its parent company Fisker Inc. ["Fisker"] approved by a U.S. bankruptcy court on October 16, 2024. In spite of the completion of such bankruptcy proceedings involving Fisker and Fisker Austria, Magna remains exposed to risks related to contractual obligations and cancellation claims from its suppliers of approximately $50 million in relation to the termination of production of the Fisker Ocean SUV. Additionally, Magna could face warranty, recall and other third-party product-related claims related to its role as contract manufacturer and supplier of various components on such vehicle. At this time, it is not possible to estimate the full extent of Magna’s potential exposure. However, if significant, such claims could have a material adverse effect on Magna’s profitability.

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USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
1 Canadian dollar equals U.S. dollars	0.733	0.746	-	2%	0.735	0.744	-	1%
1 euro equals U.S. dollars	1.099	1.088	+	1%	1.087	1.083		—
1 Chinese renminbi equals U.S. dollars	0.140	0.138	+	1%	0.139	0.142	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months ended September 30,				For the nine months ended September 30,
	2024	2023	Change		2024	2023	Change
North America	3,688	3,930	-	6%	11,833	11,894	-	1%
Europe	3,761	3,838	-	2%	12,488	13,093	-	5%
China	7,165	7,628	-	6%	20,812	20,371	+	2%
Other	6,795	6,998	-	3%	20,032	20,697	-	3%
Global	21,409	22,394	-	4%	65,165	66,055	-	1%

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RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

SALES

Sales decreased 4% or $408 million to $10.28 billion for the third quarter of 2024 compared to $10.69 billion for the third quarter of 2023 primarily due to:

•	lower global light vehicle production;
•	the end of production of certain programs;
•	divestitures, net of acquisitions, during or subsequent to the third quarter of 2023, which negatively impacted sales by $55 million;
•	lower complete vehicle assembly volumes; and
•	net customer price concessions subsequent to the third quarter of 2023.

These factors were partially offset by:

•	the launch of new programs during or subsequent to the third quarter of 2023;
•	customer price increases to recover certain higher production input costs;
•	the negative impact of the UAW labour strike, which decreased third quarter 2023 sales by approximately $50 million; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $33 million.

COST OF GOODS SOLD

	For the three months
	ended September 30,
	2024	2023	Change
Material	$6,157	$6,512	$(355)
Direct labour	757	745	12
Overhead	1,914	2,007	(93)
Cost of goods sold	$8,828	$9,264	$(436)

Cost of goods sold decreased $436 million to $8.83 billion for the third quarter of 2024 compared to $9.26 billion for the third quarter of 2023, primarily due to:

•	lower material, direct labour and overhead associated with lower production sales;
•	a decrease in material, direct labour and overhead costs associated with lower sales in our Complete Vehicles segment, which has a higher material content compared to our consolidated average;
•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	the impact of operational excellence and cost initiatives; and
•	divestitures, net of acquisitions, during or subsequent to the third quarter of 2023, which negatively impacted cost of goods sold.

These factors were partially offset by:

•	higher production input costs net of customer recoveries, including for labour and certain commodities;
•	the negative impact of the UAW labour strike during the third quarter of 2023;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar costs of goods sold by $27 million; and
•	an increase in net warranty costs of $14 million.

DEPRECIATION

Depreciation increased $26 million to $384 million for the third quarter of 2024 compared to $358 million for the third quarter of 2023 primarily due to increased capital deployed at new and existing facilities including to support the launch of programs subsequent to the third quarter of 2023, partially offset by the end of production of certain programs.

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AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets decreased $4 million to $28 million for the third quarter of 2024 compared to $32 million for the third quarter of 2023.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense decreased $4 million to $487 million for the third quarter of 2024 compared to $491 million for the third quarter of 2023, primarily as a result of:

•	lower legal fees, including costs incurred during the third quarter of 2023 due to the acquisition of Veoneer AS and financing activities; and
•	lower provisions against certain accounts receivable and other balances.

These factors were partially offset by:

•	a $9 million unfavourable impact of higher foreign exchange losses in the third quarter of 2024 compared to the third quarter of 2023 related to the re-measurement of net deferred tax assets that are denominated in a currency other than their functional currency;
•	lower net transactional foreign exchange gains in the third quarter of 2024 compared to the third quarter of 2023; and
•	higher pre-operating costs incurred at new facilities.

INTEREST EXPENSE, NET

During the third quarter of 2024, we recorded net interest expense of $54 million compared to $49 million for the third quarter of 2023. The $5 million increase is primarily a result of interest expense on higher short-term borrowing, and Senior Notes issued during first and second quarter of 2024 at a higher interest rate than the Senior Notes repaid during the second quarter of 2024 and fourth quarter of 2023. These factors were partially offset by higher interest income earned on cash and investments due to higher interest rates.

EQUITY INCOME

Equity income decreased $27 million to $13 million for the third quarter of 2024 compared to $40 million for the third quarter of 2023, primarily as a result of reduced earnings due to commercial items in the third quarters of 2024 and 2023, which had an unfavourable impact on a year over year basis, and unfavourable product mix and reduced earnings due to lower sales at certain equity-accounted entities. These factors were partially offset by lower launch costs.

OTHER (INCOME) EXPENSE, NET

	For the three months
	ended September 30,
	2024	2023
Impacts related to Fisker (1)	$(189)	$—
Investments (2)	1	(19)
Restructuring activities (3)	—	(1)
Operations in Russia (4)	—	16
	$(188)	$(4)

(1)	Impacts related to Fisker

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. In connection with this, we recorded impairment charges on our Fisker related assets during the year, as well as restructuring charges in the first quarter of 2024. In the course of such bankruptcy proceedings, we terminated our manufacturing agreement for the Fisker Ocean SUV during the third quarter of 2024, as a result of which we recognized $196 million of previously deferred revenue related to our Fisker warrants.

Impairment of Fisker related assets

During the first quarter of 2024, we recorded a $261 million [$205 million after tax] impairment charge on our Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. In connection with purchase obligations and supplier settlements related to the Fisker program, we recorded an additional $19 million [$15 million after tax] of charges in the second quarter of 2024, and $7 million [$5 million after tax] of charges in the third quarter of 2024. For the nine months ended September 30, 2024, impairment charges totaled $287 million [$225 million after tax] on our Fisker related assets.

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The following table summarizes the net asset impairments for the nine months ended September 30, 2024 by segment:

	Body
	Exteriors &	Power &	Seating	Complete
	Structures	Vision	Systems	Vehicles	Total
Accounts receivable	$3	$4	$2	$14	$23
Inventories	5	53	8	2	68
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	1	6	(10)	(8)
Operating lease right-of-use assets	1	—	1	—	2
	$5	$161	$22	$99	$287

We continue to be exposed to risks related to contractual obligations and cancellation claims from our suppliers of approximately $50 million in relation to the termination of production of the Fisker Ocean SUV.

Impairment of Fisker warrants and recognition of the related deferred revenue

Fisker issued approximately 19.5 million penny warrants to us to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During the first quarter of 2024, we recorded a $33 million [$25 million after tax] impairment charge on these warrants reducing the value of the warrants to nil.

When the warrants were issued and the vesting provisions realized, we recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities. Portions of this deferred revenue were recognized in income as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and we recognized the remaining $196 million of previously deferred revenue in income. Relevant bankruptcy protection laws had prevented the earlier termination of the agreement and the recognition of the related deferred revenue by us.

(2)	Investments

	For the three months
	ended September 30,
	2024	2023
Revaluation of public and private equity investments	$8	$(1)
Revaluation of public company warrants	(7)	(18)
Other (income) expense, net	1	(19)
Tax effect	2	5
Net loss (income) attributable to Magna	$3	$(14)

(3)	Restructuring activities

During the third quarter of 2023, we recorded restructuring charges of $7 million [$5 million after tax] and an $8 million [$7 million after tax] gain on the sale of a building as a result of restructuring activities in our Power & Vision segment.

(4)	Operations in Russia

During the third quarter of 2023, we completed the sale of all of our investments in Russia resulting in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

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INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $700 million for the third quarter of 2024 compared to $538 million for the third quarter of 2023. This $162 million increase is a result of the following changes, each as discussed above:

	For the three months
	ended September 30,
	2024	2023	Change
Sales	$10,280	$10,688	$(408)

Costs and expenses
Cost of goods sold	8,828	9,264	(436)
Depreciation	384	358	26
Amortization of acquired intangible assets	28	32	(4)
Selling, general and administrative	487	491	(4)
Interest expense, net	54	49	5
Equity income	(13)	(40)	27
Other (income) expense, net	(188)	(4)	(184)
Income from operations before income taxes	$700	$538	$162

INCOME TAXES

	For the three months ended September 30,
	2024		2023
Income Taxes as reported	$192	27.4%	$121	22.5%
Tax effect on Other (income) expense, net and Amortization of acquired intangible assets	(45)	(0.2)	3	(0.6)
	$147	27.2%	$124	21.9%

Excluding the tax effect on Other (income) expense, net and Amortization of acquired intangible assets, our effective income tax rate increased to 27.2% for the third quarter of 2024 compared to 21.9% for the third quarter of 2023 primarily due to unfavourable foreign exchange adjustments recognized for U.S. GAAP purposes and a change in mix of earnings.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $24 million for the third quarter of 2024 compared to $23 million for the third quarter of 2023. This $1 million increase was due to higher net income at our non-wholly owned operations in China.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $484 million for the third quarter of 2024 compared to $394 million for the third quarter of 2023. This $90 million increase was as a result of an increase in income from operations before income taxes of $162 million partially offset by an increase in income taxes of $71 million and an increase in income attributable to non-controlling interests of $1 million.

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EARNINGS PER SHARE

	For the three months
	ended September 30,
	2024	2023	Change
Earnings per Common Share
Basic	$1.68	$1.37	+	23%
Diluted	$1.68	$1.37	+	23%

Weighted average number of Common Shares outstanding (millions)
Basic	287.3	286.3		—
Diluted	287.3	286.8		—
Adjusted diluted earnings per share	$1.28	$1.46	-	12%

Diluted earnings per share was $1.68 for the third quarter of 2024 compared to $1.37 for the third quarter of 2023. The $0.31 increase was as a result of higher net income attributable to Magna International Inc., as discussed above.

Other (income) expense, net, and the Amortization of acquired intangible assets, each after tax, positively impacted diluted earnings per share by $0.40 in the third quarter of 2024 and negatively impacted diluted earnings per share by $0.09 in the third quarter of 2023, respectively. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.28 for the third quarter of 2024 compared to $1.46 for the third quarter of 2023, a decrease of $0.18.

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NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2024

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the third quarter of 2024 compared to the third quarter of 2023:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Third quarter of 2023	$10,688	$615		5.8%
Increase (decrease) related to:
Body Exteriors & Structures	(316)	(85)	-	0.6%
Power & Vision	92	58	+	0.5%
Seating Systems	(150)	(19)	-	0.1%
Complete Vehicles	(26)	32	+	0.3%
Corporate and Other	(8)	(7)	-	0.1%
Third quarter of 2024	$10,280	$594		5.8%

Adjusted EBIT as a percentage of sales was 5.8% for the third quarters of 2024 and 2023. Factors increasing Adjusted EBIT as a percentage of sales included:

•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	productivity and efficiency improvements, including lower costs at certain underperforming facilities; and
•	the negative impact of the UAW labour strike during the third quarter of 2023.

These factors were offset by:

•	reduced earnings on lower sales;
•	higher production input costs net of customer recoveries, including for labour and certain commodities;
•	lower equity income;
•	higher net warranty costs;
•	reduced earnings on lower assembly volumes;
•	supply chain premiums, partially as a result of a supplier bankruptcy;
•	higher pre-operating costs incurred at new facilities; and
•	higher launch costs.

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ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 9.0% for the third quarter of 2024 compared to 10.3% for the third quarter of 2023 as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital.

Average Invested Capital increased $596 million to $19.24 billion for the third quarter of 2024 compared to $18.64 billion for the third quarter of 2023, primarily due to:

•	average investment in fixed assets in excess of average depreciation expense on fixed assets;
•	acquisitions, net of divestitures, during or subsequent to the third quarter of 2023; and
•	the net strengthening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

•	a decrease in average operating assets and liabilities;
•	impairments and restructuring related to Fisker during the first nine months of 2024; and
•	lower net investments in public and private equity companies and public company warrants.

10	Magna International Inc. Third Quarter Report 2024

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended September 30,
	Sales			Adjusted EBIT
	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$4,038	$4,354	$(316)	$273	$358	$(85)
Power & Vision	3,837	3,745	92	279	221	58
Seating Systems	1,379	1,529	(150)	51	70	(19)
Complete Vehicles	1,159	1,185	(26)	27	(5)	32
Corporate and Other	(133)	(125)	(8)	(36)	(29)	(7)
Total reportable segments	$10,280	$10,688	$(408)	$594	$615	$(21)

BODY EXTERIORS & STRUCTURES

	For the three months
	ended September 30,
	2024	2023	Change
Sales	$4,038	$4,354	$(316)	-	7%
Adjusted EBIT	$273	$358	$(85)	-	24%
Adjusted EBIT as a percentage of sales	6.8%	8.2%		-	1.4%

Sales – Body Exteriors & Structures

Sales decreased 7% or $316 million to $4.04 billion for the third quarter of 2024 compared to $4.35 billion for the third quarter of 2023 primarily due to:

•	the end of production of certain programs, including the:

•	Dodge Charger;
•	Chevrolet Bolt EV; and
•	Ford Edge;

•	lower production on certain programs;
•	divestitures during or subsequent to the third quarter of 2023, which decreased sales by $61 million; and
•	net customer price concessions subsequent to the third quarter of 2023.

These factors were partially offset by:

•	the launch of programs during or subsequent to the third quarter of 2023, including the:

•	Chevrolet Equinox and Blazer EV;
•	Volvo EX90; and
•	BMW X2;

•	the negative impact of the UAW labour strike, which decreased third quarter 2023 sales by approximately $35 million;
•	customer price increases to recover certain higher production input costs; and
•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis.

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Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $85 million to $273 million for the third quarter of 2024 compared to $358 million for the third quarter of 2023 and Adjusted EBIT as a percentage of sales decreased to 6.8% from 8.2%. These decreases were primarily due to:

•	reduced earnings on lower sales;
•	higher production input costs net of customer recoveries, including for labour and certain commodities;
•	supply chain premiums, partially as a result of a supplier bankruptcy; and
•	higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•	the negative impact of the UAW labour strike during the third quarter of 2023;
•	productivity and efficiency improvements, including lower costs at certain underperforming facilities; and
•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis.

POWER & VISION

	For the three months
	ended September 30,
	2024	2023	Change
Sales	$3,837	$3,745	$92	+	2%
Adjusted EBIT	$279	$221	$58	+	26%
Adjusted EBIT as a percentage of sales	7.3%	5.9%		+	1.4%

Sales – Power & Vision

Sales increased 2% or $92 million to $3.84 billion for the third quarter of 2024 compared to $3.75 billion for the third quarter of 2023 primarily due to:

•	the launch of programs during or subsequent to the third quarter of 2023, including the:

•	Chery Jetour Traveller;
•	BMW X2; and
•	Mini Countryman;

•	customer price increases to recover certain higher production input costs;
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $16 million; and
•	an acquisition during the second quarter of 2024, which increased sales by $6 million.

12	Magna International Inc. Third Quarter Report 2024

These factors were partially offset by:

•	the end of production of certain programs, including the:

•	Fisker Ocean;
•	Dodge Charger; and
•	Fiat 500;

•	lower production on certain programs; and
•	net customer price concessions subsequent to the third quarter of 2023.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $58 million to $279 million for the third quarter of 2024 compared to $221 million for the third quarter of 2023 and Adjusted EBIT as a percentage of sales increased to 7.3% from 5.9%. These increases were primarily due to:

•	increased earnings on higher sales, including improved margins due to the impact of operational excellence and cost initiatives; and
•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis.

These factors were partially offset by:

•	lower equity income;
•	higher production input costs net of customer recoveries, including for certain commodities, labour and energy; and
•	higher net warranty costs of $15 million.

SEATING SYSTEMS

	For the three months
	ended September 30,
	2024	2023	Change
Sales	$1,379	$1,529	$(150)	-	10%
Adjusted EBIT	$51	$70	$(19)	-	27%
Adjusted EBIT as a percentage of sales	3.7%	4.6%		-	0.9%

Magna International Inc. Third Quarter Report 2024	13

Sales – Seating Systems

Sales decreased 10% or $150 million to $1.38 billion for the third quarter of 2024 compared to $1.53 billion for the third quarter of 2023 primarily due to:

•	lower production on certain programs, including the:

•	Chrysler Pacifica;
•	Jeep Grand Cherokee; and
•	Audi A3;

•	the end of production of certain programs, including the:

•	Ford Edge;
•	Chevrolet Bolt EV; and
•	Skoda Superb; and

•	net customer price concessions subsequent to the third quarter of 2023.

These factors were partially offset by:

•	the launch of programs during or subsequent to the third quarter of 2023, including the:

•	Mini Countryman;
•	Skoda Kodiaq; and
•	Volvo EX30;

•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis; and
•	the net strengthening of foreign currencies against the U.S. dollar, which increased reported U.S. dollar sales by $7 million.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $19 million to $51 million for the third quarter of 2024 compared to $70 million for the third quarter of 2023 and Adjusted EBIT as a percentage of sales decreased to 3.7% from 4.6%. These decreases were primarily due to reduced earnings on lower sales.

These factors were partially offset by:

•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	productivity and efficiency improvements, including lower costs at certain previously underperforming facilities; and
•	lower launch costs.

14	Magna International Inc. Third Quarter Report 2024

COMPLETE VEHICLES

	For the three months
	ended September 30,
	2024	2023	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	15.5	22.9	(7.4)	-	32%
Sales	$1,159	$1,185	$(26)	-	2%
Adjusted EBIT	$27	$(5)	$32		—
Adjusted EBIT as a percentage of sales	2.3%	(0.4)%		+	2.7%

(i)     Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 2% or $26 million to $1.16 billion for the third quarter of 2024 compared to $1.19 billion for the third quarter of 2023 and assembly volumes decreased 32%. The decrease in sales is substantially a result of lower assembly volumes, including the Fisker Ocean, partially offset by favourable program mix and a $12 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT was $27 million for the third quarter of 2024 compared to a loss of $5 million for the third quarter of 2023 and Adjusted EBIT as a percentage of sales increased to 2.3%. These increases were primarily due to:

•	commercial items in the third quarters of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	lower launch, engineering and other costs; and
•	lower recurring restructuring costs.

These factors were partially offset by:

•	lower engineering margins on reduced engineering sales; and
•	reduced earnings on lower assembly volumes.

Magna International Inc. Third Quarter Report 2024	15

CORPORATE AND OTHER

Adjusted EBIT was a loss of $36 million for the third quarter of 2024 compared to a loss of $29 million for the third quarter of 2023. The $7 million decrease was primarily the result of:

•	a $9 million unfavourable impact of higher foreign exchange losses in the third quarter of 2024 compared to the third quarter of 2023 related to the re-measurement of net deferred tax assets that are denominated in a currency other than their functional currency; and
•	a decrease in fees received from our divisions.

These factors were partially offset by:

•	lower legal fees, including costs incurred during the third quarter of 2023 due to the acquisition of Veoneer AS and financing activities; and
•	lower net transactional foreign exchanges losses in the third quarter of 2024 compared to the third quarter of 2023.

16	Magna International Inc. Third Quarter Report 2024

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months
	ended September 30,
	2024	2023	Change
Net income	$508	$417
Items not involving current cash flows	277	404
	785	821	$(36)
Changes in operating assets and liabilities	(58)	(24)	(34)
Cash provided from operating activities	$727	$797	$(70)

Cash provided from operating activities

Comparing the third quarter of 2024 to 2023, cash provided from operating activities decreased by $70 million primarily as a result of:

•	a $182 million decrease in cash received from customers;
•	a $56 million increase in cash taxes; and
•	a $6 million increase in cash interest paid.

These factors were partially offset by:

•	a $134 million decrease in cash paid for materials and overhead;
•	a $24 million decrease in cash paid for labour; and
•	higher dividends received from equity investments of $13 million.

Changes in operating assets and liabilities

During the third quarter of 2024, we used $58 million for operating assets and liabilities primarily consist of:

•	a $199 million decrease in accounts payable;
•	a $109 million increase in production inventory; and
•	a $12 million decrease in other accrued liabilities.

These factors were partially offset by:

•	a $122 million increase in taxes payable;
•	a $81 million increase in accrued wages and salaries;
•	a $25 million decrease in production and other receivables;
•	a $22 million decrease in tooling investment for current and upcoming program launches; and
•	a $11 million decrease in prepaids and other.

Magna International Inc. Third Quarter Report 2024	17

INVESTING ACTIVITIES

	For the three months
	ended September 30,
	2024	2023	Change
Fixed asset additions	$(476)	$(630)
Increase in investments, other assets and intangible assets	(115)	(176)
Increase in public and private equity investments	(1)	(7)
Proceeds from dispositions	38	32
Net cash inflow (outflow) from disposal of facilities	78	(23)
Cash used for investing activities	$(476)	$(804)	$328

Cash used for investing activities in the third quarter of 2024 was $328 million lower compared to the third quarter of 2023. The change between the third quarter of 2024 and the third quarter of 2023 was primarily due to a $154 million decrease in cash used for fixed assets, the net cash inflow from the disposal of our Body Exteriors & Structures operations in India during the third quarter of 2024, and a $61 million decrease in cash used for investments, other assets and intangible assets.

FINANCING ACTIVITIES

	For the three months
	ended September 30,
	2024	2023	Change
Dividends paid	$(138)	$(128)
Decrease in short-term borrowings	(36)	(145)
Repayments of debt	(20)	(14)
Dividends paid to non-controlling interests	(10)	(18)
Issues of debt	9	24
Issue of Common Shares on exercise of stock options	—	8
Cash used for financing activities	$(195)	$(273)	$78

Cash dividends paid per Common Share were $0.475 for the third quarter of 2024 compared to $0.46 for the third quarter of 2023.

Short-term borrowings decreased $36 million in the third quarter of 2024 primarily due to the repayment of $64 million in notes under the euro-commercial paper program, partially offset by a $46 million increase in notes outstanding under the U.S. commercial paper program.

18	Magna International Inc. Third Quarter Report 2024

FINANCING RESOURCES

	As at	As at
	September 30,	December 31,
	2024	2023	Change
Liabilities
Short-term borrowings	$828	$511
Long-term debt due within one year	65	819
Current portion of operating lease liabilities	319	399
Long-term debt	4,916	4,175
Operating lease liabilities	1,458	1,319
	$7,586	$7,223	$363

Financial liabilities increased $363 million to $7.59 billion as at September 30, 2024 primarily as a result of the issuance of $400 million of Senior Notes during the first quarter of 2024, the issuance of Cdn$450 million of Senior Notes during the second quarter of 2024, and an increase in notes outstanding under the U.S commercial paper program. These increases were partially offset by the repayment of $750 million in Senior Notes during the second quarter of 2024, and the repayment of notes under the euro-commercial paper program.

CASH RESOURCES

In the third quarter of 2024, our cash resources increased by $0.1 billion to $1.1 billion, primarily as a result of cash provided from operating activities, partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at September 30, 2024, we had term and operating lines of credit totaling $4.1 billion, of which $2.7 billion was unused and available.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at October 31, 2024 were exercised:

Common Shares	287,342,204
Stock options (i)	6,031,358
293,373,562

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2024 that are outside the ordinary course of our business. Refer to our MD&A included in our 2023 Annual Report.

Magna International Inc. Third Quarter Report 2024	19

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

	For the nine months ended September 30,
	Sales			Adjusted EBIT
	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$12,932	$13,333	$(401)	$912	$1,024	$(112)
Power & Vision	11,605	10,530	1,075	575	437	138
Seating Systems	4,289	4,618	(329)	156	174	(18)
Complete Vehicles	3,784	4,337	(553)	74	81	(7)
Corporate and Other	(402)	(475)	73	(77)	(36)	(41)
Total reportable segments	$32,208	$32,343	$(135)	$1,640	$1,680	$(40)

BODY EXTERIORS & STRUCTURES

	For the nine months
	ended September 30,
	2024	2023	Change
Sales	$12,932	$13,333	$(401)	-	3%
Adjusted EBIT	$912	$1,024	$(112)	-	11%
Adjusted EBIT as a percentage of sales	7.1%	7.7%		-	0.6%

Sales – Body Exteriors & Structures

Sales decreased 3% or $401 million to $12.93 billion for the nine months ended September 30, 2024 compared to $13.33 billion for the nine months ended September 30, 2023, primarily due to:

•	the end of production of certain programs, including the:
•	Dodge Charger;
•	Chevrolet Bolt EV; and
•	Chevrolet Camaro;
•	lower production on certain programs, including the:
•	Jeep Grand Cherokee;
•	Chrysler Pacifica; and
•	Audi A3;
•	divestitures during or subsequent to the first nine months of 2023, which decreased sales by $80 million;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $37 million; and
•	net customer price concessions subsequent to the first nine months of 2023.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first nine months of 2023, including the:
•	Ford F-Series Super Duty;
•	Chevrolet Silverado EV and GMC Sierra EV;
•	GMC Hummer EV SUV; and
•	Chevrolet Equinox and Blazer EV.

20	Magna International Inc. Third Quarter Report 2024

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $112 million to $912 million for the nine months ended September 30, 2024 compared to $1,024 million for the nine months ended September 30, 2023 and Adjusted EBIT as a percentage of sales decreased to 7.1% from 7.7%. These decreases were primarily as a result of:

•	higher production input costs net of customer recoveries, primarily for labour and certain commodities;
•	reduced earnings on lower sales;
•	supply chain premiums, partially as a result of a supplier bankruptcy;
•	higher employee profit sharing and incentive compensation; and
•	higher recuring restructuring costs.

These factors were partially offset by productivity and efficiency improvements, including lower costs at certain underperforming facilities.

POWER & VISION

	For the nine months
	ended September 30,
	2024	2023	Change
Sales	$11,605	$10,530	$1,075	+	10%
Adjusted EBIT	$575	$437	$138	+	32%
Adjusted EBIT as a percentage of sales	5.0%	4.2%		+	0.8%

Sales – Power & Vision

Sales increased 10% or $1.08 billion to $11.61 billion for the nine months ended September 30, 2024 compared to $10.53 billion for the nine months ended September 30, 2023, primarily due to:

•	the launch of programs during or subsequent to the first nine months of 2023, including the:
•	Chery Jetour Traveller;
•	Mercedes-Benz E-Class; and
•	BMW X2;
•	acquisitions, net of divestitures, during or subsequent to the first nine months of 2023, which increased sales by $609 million;
•	higher production on certain programs; and
•	customer price increases to recover certain higher production input costs.

These factors were partially offset by:

•	the end of production of certain programs, including the:
•	Dodge Charger;
•	Fisker Ocean; and
•	Chevrolet Camaro;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $69 million; and
•	net customer price concessions subsequent to the first nine months of 2023.

Magna International Inc. Third Quarter Report 2024	21

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $138 million to $575 million for the nine months ended September 30, 2024 compared to $437 million for the nine months ended September 30, 2023 and Adjusted EBIT as a percentage of sales increased to 5.0% from 4.2%. These increases were primarily as a result of:

•	increased earnings on higher sales, including improved margins due to the impact of operational excellence and cost initiatives;
•	commercial items in the first nine months of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	lower net engineering costs, including spending related to our electrification and active safety businesses;
•	customer recoveries net of higher production input costs, including for freight and energy, partially offset by higher labour costs; and
•	costs incurred during the first nine months of 2023 relating to the acquisition of Veoneer AS.

These factors were partially offset by:

•	lower equity income;
•	higher launch costs;
•	acquisitions, net of divestitures, during or subsequent to the first nine months of 2023;
•	higher net warranty costs of $22 million; and
•	higher recurring restructuring costs.

SEATING SYSTEMS

	For the nine months
	ended September 30,
	2024	2023	Change
Sales	$4,289	$4,618	$(329)	-	7%
Adjusted EBIT	$156	$174	$(18)	-	10%
Adjusted EBIT as a percentage of sales	3.6%	3.8%		-	0.2%

22	Magna International Inc. Third Quarter Report 2024

Sales – Seating Systems

Sales decreased 7% or $329 million to $4.29 billion for the nine months ended September 30, 2024 compared to $4.62 billion for the nine months ended September 30, 2023, primarily due to:

•	the end of production of certain programs, including the:
•	Chevrolet Bolt EV;
•	Skoda Superb; and
•	Lincoln Nautilus;
•	lower production on certain programs;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $14 million; and
•	net customer price concessions subsequent to the first nine months of 2023.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first nine months of 2023, including the:
•	Mini Countryman;
•	Volvo EX30; and
•	Lynk & Co 08; and
•	commercial items in the first nine months of 2024 and 2023, which had a net favourable impact on a year over year basis.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $18 million to $156 million for the nine months ended September 30, 2024 compared to $174 million for the nine months ended September 30, 2023 and Adjusted EBIT as a percentage of sales decreased to 3.6% from 3.8%. These decreases were primarily due to:

•	reduced earnings on lower sales; and
•	higher recurring restructuring costs.

These factors were partially offset by:

•	lower launch costs;
•	customer recoveries, net of higher production input costs primarily related to business in Argentina; and
•	commercial items in the first nine months of 2024 and 2023, which had a net favourable impact on a year over year basis.

COMPLETE VEHICLES

	For the nine months
	ended September 30,
	2024	2023	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	56.4	83.7	(27.3)	-	33%
Sales	$3,784	$4,337	$(553)	-	13%
Adjusted EBIT	$74	$81	$(7)	-	9%
Adjusted EBIT as a percentage of sales	2.0%	1.9%		+	0.1%

(i)      Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Magna International Inc. Third Quarter Report 2024	23

Sales – Complete Vehicles

Sales decreased 13% or $553 million to $3.78 billion for the nine months ended September 30, 2024 compared to $4.34 billion for the nine months ended September 30, 2023 and assembly volumes decreased 33%. The decrease in sales is substantially a result of lower assembly volumes, including the end of production of the BMW 5-Series. This factor was partially offset by:

•	favourable program mix;
•	commercial items in the first nine months of 2024 and 2023, which had a net favourable impact on a year over year basis; and
•	a $12 million increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $7 million to $74 million for the nine months ended September 30, 2024 compared to $81 million for the nine months ended September 30, 2023 while Adjusted EBIT as a percentage of sales increased to 2.0% from 1.9%. The decrease in Adjusted EBIT was substantially due to reduced earnings on lower assembly volumes.

The negative impact of lower volumes was partially offset by:

•	commercial items in the first nine months of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	lower recurring restructuring costs; and
•	lower launch, engineering and other costs.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $77 million for the nine months ended September 30, 2024 compared to a loss of $36 million for the nine months ended September 30, 2023. The $41 million decrease was primarily the result of:

•	a $50 million unfavourable impact of foreign exchange losses in the first nine months of 2024 compared to foreign exchange gains in the first nine months of 2023 related to the re-measurement of net deferred tax assets that are denominated in a currency other than their functional currency;
•	increased investments in research, development and new mobility; and
•	a decrease in fees received from our divisions.

These factors were partially offset by:

•	lower incentive compensation;
•	lower legal fees, including costs incurred during the first nine months of 2023 due to the acquisition of Veoneer AS and financing activities;
•	net transactional foreign exchange gains in the first nine months of 2024 compared to net transactional foreign exchange losses during in the first nine months of 2023; and
•	gain on sale of an equity-method investment during the first quarter of 2024.

24	Magna International Inc. Third Quarter Report 2024

NON-GAAP PERFORMANCE MEASURES - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for the nine months ended September 30, 2024 compared to the nine months ended September 30, 2023:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Nine months ended September 30, 2023	$32,343	$1,680		5.2%
Increase (decrease) related to:
Body Exteriors & Structures	(401)	(112)	-	0.3%
Power & Vision	1,075	138	+	0.3%
Seating Systems	(329)	(18)		—
Complete Vehicles	(553)	(7)	+	0.1%
Corporate and Other	73	(41)	-	0.2%
Nine months ended September 30, 2024	$32,208	$1,640		5.1%

Adjusted EBIT as a percentage of sales decreased to 5.1% for the nine months ended September 30, 2024 compared to 5.2% for the nine months ended September 30, 2023 primarily due to:

•	higher production input costs net of customer recoveries, including for labour, partially offset by lower prices for energy;
•	reduced earnings on lower assembly volumes;
•	acquisitions, net of divestitures, during and subsequent to the first nine months of 2023;
•	lower equity income;
•	an unfavourable impact of foreign exchange losses in the first nine months of 2024 compared to foreign exchange gains in the first nine months of 2023 related to the re-measurement of net deferred tax assets that are denominated in a currency other than their functional currency;
•	higher net warranty costs;
•	supply chain premiums, partially as a result of a supplier bankruptcy; and
•	higher recurring restructuring costs.

These factors were offset by:

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;
•	commercial items in the first nine months of 2024 and 2023, which had a net favourable impact on a year over year basis; and
•	lower net engineering costs, including spending related to our electrification and active safety businesses.

Magna International Inc. Third Quarter Report 2024	25

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 8.7% for the nine months ended September 30, 2024 compared to 10.0% for the nine months ended September 30, 2023 as a result of higher Average Invested Capital and a decrease in Adjusted After-tax operating profits.

Average Invested Capital increased $1.57 billion to $19.06 billion for the nine months ended September 30, 2024 compared to $17.48 billion for the nine months ended September 30, 2023, primarily due to:

•	average investment in fixed assets in excess of average depreciation expense on fixed assets;
•	acquisitions, net of divestitures, during and subsequent to the first nine months of 2023; and
•	the net strengthening of foreign currencies against the U.S. dollar.

These factors were partially offset by:

•	impairments and restructuring related to Fisker during the first nine months of 2024;
•	a decrease in average operating assets and liabilities; and
•	lower net investments in public and private equity companies and public company warrants.

26	Magna International Inc. Third Quarter Report 2024

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Net income	$508	$417	$862	$988
Add:
Amortization of acquired intangible assets	28	32	84	57
Interest expense, net	54	49	159	103
Other (income) expense, net	(188)	(4)	236	224
Income taxes	192	121	299	308
Adjusted EBIT	$594	$615	$1,640	$1,680

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Sales	$10,280	$10,688	$32,208	$32,343
Adjusted EBIT	$594	$615	$1,640	$1,680
Adjusted EBIT as a percentage of sales	5.8%	5.8%	5.1%	5.2%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Net income attributable to Magna International Inc.	$484	$394	$806	$942
Add (deduct):
Amortization of acquired intangible assets	28	32	84	57
Other (income) expense, net	(188)	(4)	236	224
Tax effect on Amortization of acquired intangible assets and Other (income) expense, net	45	(3)	(57)	(34)
Adjusted net income attributable to Magna International Inc.	369	419	1,069	1,189
Diluted weighted average number of Common Shares outstanding during the period (millions)	287.3	286.8	287.2	286.6
Adjusted diluted earnings per share	$1.28	$1.46	$3.72	$4.15

Magna International Inc. Third Quarter Report 2024	27

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the nine month period is averaged on a four-fiscal quarter basis.

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Net income	$508	$417	$862	$988
Add (deduct):
Amortization of acquired intangible assets	28	32	84	57
Interest expense, net	54	49	159	103
Other (income) expense, net	(188)	(4)	236	224
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other (income) expense, net	30	(14)	(95)	(56)
Adjusted After-tax operating profits	$432	$480	$1,246	$1,316

	As at September 30,
	2024	2023
Total Assets	$32,790	$31,675
Excluding:
Cash and cash equivalents	(1,061)	(1,022)
Deferred tax assets	(811)	(527)
Less Current Liabilities	(12,600)	(13,165)
Excluding:
Short-term borrowing	828	2
Long-term debt due within one year	65	1,398
Current portion of operating lease liabilities	319	384
Invested Capital	$19,530	$18,745

	For the three months		For the nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Adjusted After-tax operating profits	$432	$480	$1,246	$1,316
Average Invested Capital	$19,240	$18,644	$19,055	$17,481
Adjusted Return on Invested Capital	9.0%	10.3%	8.7%	10.0%

28	Magna International Inc. Third Quarter Report 2024

SUBSEQUENT EVENT

NORMAL COURSE ISSUER BID

Subject to approval by the Toronto Stock Exchange ["TSX"], our Board of Directors approved a new normal course issuer bid to purchase up to 28.5 million of our Common Shares, representing approximately 10% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 7, 2024 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the New York Stock Exchange ["NYSE"] in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 14, "Contingencies" of our unaudited interim consolidated financial statements for the three and nine months ended September 30, 2024, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our AIF and Form 40-F, each in respect of the year ended December 31, 2023.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Third Quarter Report 2024	29

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "cyclicality", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•      inflationary pressures;

•      interest rates;

•      geopolitical risks;

Risks Related to the Automotive Industry

•      economic cyclicality;

•      regional production volume declines;

•      deteriorating vehicle affordability;

•      misalignment between EV production and sales;

•      intense competition;

Strategic Risks

•      alignment with "Car of the Future";

•      evolving business risk profile;

•      technology and innovation;

•      investments in mobility and technology companies;

Customer-Related Risks

•      customer concentration;

•      growth with Asian OEMs;

•      growth of EV-focused OEMs;

•      risks of conducting business with newer EV-focused OEMs;

•      Fisker’s bankruptcy;

•      complete vehicle assembly business;

•      dependence on outsourcing;

•      customer cooperation and consolidation;

•      program cancellations, deferrals and reductions in production volumes;

•      market shifts;

•      consumer take rate shifts;

•      quarterly sales fluctuations;

•      customer purchase orders;

•      potential OEM production-related disruptions;

Supply Chain Risks

•      semiconductor chip supply disruptions and price increases;

•      supply chain disruptions;

•      regional energy supply and pricing;

•      supply base condition;

Manufacturing/Operational Risks

•      product launch;

•      operational underperformance;

•      restructuring costs;

•      impairments;

•      labour disruptions;

•      skilled labour attraction/retention;

•      leadership expertise and succession;

Pricing Risks

•      quote/pricing assumptions;

•      customer pricing pressure/contractual arrangements;

•      commodity cost volatility;

•      scrap steel/aluminum price volatility;

Warranty/Recall Risks

•      repair/replace costs;

•      warranty provisions;

•      product liability;

Climate Change Risks

•      transition risks and physical risks;

•      strategic and other risks;

IT Security/Cybersecurity Risks

•      IT/cybersecurity breach;

•      product cybersecurity;

Acquisition Risks

•      acquisition of strategic targets;

•      inherent merger and acquisition risks;

•      acquisition integration and synergies;

Other Business Risks

•      joint ventures;

•      intellectual property;

•      risks of doing business in foreign markets;

•      relative foreign exchange rates;

•      currency devaluation in Argentina;

•      pension risks;

•      tax risks;

•      returns on capital investments;

•      financial flexibility;

•      credit ratings changes;

•      stock price fluctuation;

•      dividends;

Legal, Regulatory and Other Risks

•      antitrust proceedings;

•      legal and regulatory proceedings;

•      changes in laws;

•      trade agreements;

•      trade disputes/tariffs;

•      increasing trade protectionism; and

•      environmental compliance.

30     Magna International Inc. Third Quarter Report 2024

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com.

Magna International Inc. Third Quarter Report 2024     31

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Sales	15	$10,280	$10,688	$32,208	$32,343
Costs and expenses
Cost of goods sold		8,828	9,264	27,964	28,224
Selling, general and administrative		487	491	1,526	1,484
Depreciation		384	358	1,134	1,064
Amortization of acquired intangible assets		28	32	84	57
Interest expense, net		54	49	159	103
Equity income		(13)	(40)	(56)	(109)
Other (income) expense, net	2	(188)	(4)	236	224
Income from operations before income taxes		700	538	1,161	1,296
Income taxes	5	192	121	299	308
Net income		508	417	862	988
Income attributable to non-controlling interests		(24)	(23)	(56)	(46)
Net income attributable to Magna International Inc.		$484	$394	$806	$942

Earnings per Common Share:	3
Basic		$1.68	$1.37	$2.81	$3.29
Diluted		$1.68	$1.37	$2.81	$3.29

Cash dividends paid per Common Share		$0.475	$0.460	$1.425	$1.380

Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		287.3	286.3	287.2	286.1
Diluted		287.3	286.8	287.2	286.6

See accompanying notes

32     Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Net income		$508	$417	$862	$988
Other comprehensive income (loss), net of tax:	12
Net unrealized gain (loss) on translation of net investment in foreign operations		296	(153)	(12)	(187)
Net unrealized gain (loss) on cash flow hedges		3	(23)	(16)	66
Reclassification of net loss (gain) on cash flow hedges to net income		4	(21)	(42)	(38)
Reclassification of net gain on pensions to net income		1	1	2	2
Pension and post retirement benefits		—	—	—	(4)
Other comprehensive income (loss)		304	(196)	(68)	(161)
Comprehensive income		812	221	794	827
Comprehensive income attributable to non-controlling interests		(37)	(21)	(56)	(20)
Comprehensive income attributable to Magna International Inc.		$775	$200	$738	$807

See accompanying notes

Magna International Inc. Third Quarter Report 2024     33

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents	4	$1,061	$1,198
Accounts receivable		8,377	7,881
Inventories	6	4,592	4,606
Prepaid expenses and other		303	352
		14,333	14,037
Investments	7	1,165	1,273
Fixed assets, net		9,836	9,618
Operating lease right-of-use assets		1,780	1,744
Intangible assets, net		812	876
Goodwill		2,806	2,767
Deferred tax assets		811	621
Other assets	8	1,247	1,319
		$32,790	$32,255
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowing	10	$828	$511
Accounts payable		7,608	7,842
Other accrued liabilities	9	2,642	2,626
Accrued salaries and wages		962	912
Income taxes payable		176	125
Long-term debt due within one year		65	819
Current portion of operating lease liabilities		319	399
		12,600	13,234
Long-term debt	10	4,916	4,175
Operating lease liabilities		1,458	1,319
Long-term employee benefit liabilities		571	591
Other long-term liabilities	2	339	475
Deferred tax liabilities		219	184
		20,103	19,978
Shareholders' equity
Capital stock
Common Shares
[issued: 287,342,204; December 31, 2023 – 286,552,908]	11	3,404	3,354
Contributed surplus		145	125
Retained earnings		9,691	9,303
Accumulated other comprehensive loss	12	(966)	(898)
		12,274	11,884
Non-controlling interests		413	393
		12,687	12,277
		$32,790	$32,255

See accompanying notes

34     Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Cash provided from (used for):
OPERATING ACTIVITIES
Net income		$508	$417	$862	$988
Items not involving current cash flows	4	277	404	1,195	1,280
		785	821	2,057	2,268
Changes in operating assets and liabilities	4	(58)	(24)	(333)	(697)
Cash provided from operating activities		727	797	1,724	1,571

INVESTMENT ACTIVITIES
Fixed asset additions		(476)	(630)	(1,469)	(1,556)
Acquisitions		—	—	(86)	(1,475)
Increase in investments, other assets and intangible assets		(115)	(176)	(410)	(373)
Net cash inflow (outflow) from disposal of facilities	4	78	(23)	82	(48)
Increase in public and private equity investments		(1)	(7)	(22)	(10)
Proceeds from dispositions		38	32	182	95
Cash used for investing activities		(476)	(804)	(1,723)	(3,367)

FINANCING ACTIVITIES
Issues of debt		9	24	767	2,067
(Decrease) increase in short-term borrowings		(36)	(145)	324	(5)
Repayments of debt		(20)	(14)	(797)	(17)
Issue of Common Shares on exercise of stock options		—	8	30	14
Tax withholdings on vesting of equity awards		—	—	(5)	(10)
Repurchase of Common Shares	11	—	—	(5)	(11)
Dividends paid to non-controlling interests		(10)	(18)	(36)	(49)
Dividends		(138)	(128)	(406)	(389)
Cash (used for) provided from financing activities		(195)	(273)	(128)	1,600

Effect of exchange rate changes on cash and cash equivalents		6	21	(10)	(16)
Net increase (decrease) in cash, cash equivalents during the period		62	(259)	(137)	(212)
Cash and cash equivalents, beginning of period		999	1,281	1,198	1,234
Cash and cash equivalents, end of period	4	$1,061	$1,022	$1,061	$1,022

See accompanying notes

Magna International Inc. Third Quarter Report 2024     35

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Nine months ended September 30, 2024
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL[i]	Interest	Equity
		[in millions]
Balance, December 31, 2023		286.6	$3,354	$125	$9,303	$(898)	$393	$12,277
Net income					806		56	862
Other comprehensive loss						(68)		(68)
Shares issued on exercise of stock options		0.7	36	(6)				30
Release of stock and stock units		0.2	12	(12)				—
Tax withholdings on vesting of equity rewards		(0.2)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bid	11	(0.1)	(1)		(4)			(5)
Stock-based compensation expense				38				38
Dividends paid to non-controlling interests							(36)	(36)
Dividends paid		0.1	4		(410)			(406)
Balance, September 30, 2024		287.3	$3,404	$145	$9,691	$(966)	$413	$12,687

		Three months ended September 30, 2024
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL[i]	Interest	Equity
		[in millions]
Balance, June 30, 2024		287.3	$3,404	$132	$9,345	$(1,257)	$386	$12,010
Net income					484		24	508
Other comprehensive income						291	13	304
Stock-based compensation expense				13				13
Dividends paid to non-controlling interests							(10)	(10)
Dividends paid					(138)			(138)
Balance, September 30, 2024		287.3	$3,404	$145	$9,691	$(966)	$413	$12,687

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

36     Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Nine months ended September 30, 2023
		Common Shares					Non-
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	controlling Interest	Total Equity
		[in millions]
Balance, December 31, 2022		285.9	$3,299	$111	$8,639	$(1,114)	$400	$11,335
Net income					942		46	988
Other comprehensive loss						(135)	(26)	(161)
Shares issued on exercise of stock options		0.4	17	(3)				14
Release of stock and stock units		0.4	19	(19)				—
Tax withholdings on vesting of equity rewards		(0.2)	(2)		(8)			(10)
Repurchase and cancellation under normal course issuer bid		(0.2)	(2)		(9)			(11)
Stock-based compensation expense				34				34
Dividends paid to non-controlling interests							(48)	(48)
Dividends paid		0.1	2		(391)			(389)
Balance, September 30, 2023		286.4	$3,333	$123	$9,173	$(1,249)	$372	$11,752

		Three months ended September 30, 2023
		Common Shares					Non-
	Note	Number	Stated Value	Contributed Surplus	Retained Earnings	AOCL[i]	controlling Interest	Total Equity
		[in millions]
Balance, June 30, 2023		286.2	$3,323	$113	$8,907	$(1,055)	$368	$11,656
Net income					394		23	417
Other comprehensive loss						(194)	(2)	(196)
Shares issued on exercise of stock options		0.2	10	(2)				8
Stock-based compensation expense				12				12
Dividends paid to non-controlling interests							(17)	(17)
Dividends paid					(128)			(128)
Balance, September 30, 2023		286.4	$3,333	$123	$9,173	$(1,249)	$372	$11,752

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Third Quarter Report 2024     37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.	SIGNIFICANT ACCOUNTING POLICIES

[a]	Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2023 audited consolidated financial statements and notes thereto included in the Company's 2023 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at September 30, 2024 and the results of operations, changes in equity, and cash flows for the three and nine-month periods ended September 30, 2024 and 2023.

[b]	Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could ultimately differ from those estimates.

38     Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	OTHER (INCOME) EXPENSE, NET

		Three months ended September 30,		Nine months ended September 30,
		2024	2023	2024	2023
Impacts related to Fisker Inc. [“Fisker”]	[a]	$(189)	$—	$146	$—
Investments	[b]	1	(19)	6	103
Restructuring activities	[c]	—	(1)	93	82
Gain on business combination	[d]	—	—	(9)	—
Operations in Russia	[e]	—	16	—	16
Veoneer Active Safety Business transaction costs	[f]	—	—	—	23
		$(188)	$(4)	$236	$224

[a]	Impacts related to Fisker

During 2024, Fisker filed for Chapter 11 bankruptcy protection in the United States and for similar protection in Austria. In connection with this, the Company recorded impairment charges on its Fisker related assets during the year, as well as restructuring charges in the first quarter of 2024. In the course of such bankruptcy proceedings, the Company terminated its manufacturing agreement for the Fisker Ocean SUV during the third quarter of 2024, as a result of which the Company recognized $196 million of previously deferred revenue related to its Fisker warrants.

Impairment of Fisker related assets

During the first quarter of 2024, the Company recorded a $261 million [$205 million after tax] impairment charge on its Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. In connection with purchase obligations and supplier settlements related to the Fisker program, the Company recorded an additional $19 million [$15 million after tax] of charges in the second quarter of 2024, and $7 million [$5 million after tax] of charges in the third quarter of 2024. For the nine months ended September 30, 2024, impairment charges totaled $287 million [$225 million after tax] on our Fisker related assets.

The following table summarizes the net asset impairments for the nine months ended September 30, 2024, by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total
Accounts receivable	$3	$4	$2	$14	$23
Inventories	5	53	8	2	68
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	1	6	(10)	(8)
Operating lease right-of-use assets	1	—	1	—	2
	$5	$161	$22	$99	$287

The Company continues to be exposed to risks related to contractual obligations and cancellation claims from its suppliers of approximately $50 million in relation to the termination of production of the Fisker Ocean SUV.

Impairment of Fisker warrants and recognition of the related deferred revenue

Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During the first quarter of 2024, Magna recorded a $33 million [$25 million after tax] impairment charge on these warrants reducing the value of the warrants to nil.

When the warrants were issued and the vesting provisions realized, the Company recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities. Portions of this deferred revenue were recognized in income as performance obligations were satisfied. During the third quarter of 2024, the agreement for manufacturing of the Fisker Ocean SUV was terminated, and the Company recognized the remaining $196 million of previously deferred revenue in income. Relevant bankruptcy protection laws had prevented the earlier termination of the agreement and the recognition of the related deferred revenue by the Company.

Magna International Inc. Third Quarter Report 2024     39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.	OTHER (INCOME) EXPENSE, NET (CONTINUED)

Restructuring

In the first quarter of 2024, the Company recorded restructuring charges of $22 million [$17 million after tax] in its Complete Vehicles segment in connection with its Fisker related assembly operations.

[b]	Investments

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Revaluation of public and private equity investments	$8	$(1)	$12	$1
Revaluation of public company warrants	(7)	(18)	(6)	17
Non-cash impairment charge [i]	—	—	—	85
Other expense (income), net	1	(19)	6	103
Tax effect	2	5	—	(4)
Net loss (income) attributable to Magna	$3	$(14)	$6	$99

[i] The non-cash impairment charge relates to impairment of a private equity investment and related long-term receivables within Other assets.

[c]	Restructuring activities

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Power & Vision [i]	$—	$(1)	$55	$60
Complete Vehicles	—	—	26	—
Body Exteriors & Structures	—	—	12	22
Other (income) expense, net	—	(1)	93	82
Tax effect	—	(1)	(16)	(18)
Net loss attributable to Magna	$—	$(2)	$77	$64

[i]   During the third quarter of 2023, the Company recorded restructuring charges of $7 million [$5 million after tax] and an $8 million [$7 million after tax] gain on the sale of a building as a result of restructuring activities in its Power & Vision segment.

[d]	Gain on business combination

During the second quarter of 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million [$9 million after tax].

[e]	Operations in Russia

During the third quarter of 2023, the Company completed the sale of all of its investments in Russia resulting in a loss of $16 million [$16 million after tax] including a net cash outflow of $23 million.

[f]	Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of the Veoneer Active Safety Business.

40	Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.	EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Basic earnings per Common Share:
Net income attributable to Magna International Inc.	$484	$394	$806	$942
Weighted average number of Common Shares outstanding	287.3	286.3	287.2	286.1
Basic earnings per Common Share	$1.68	$1.37	$2.81	$3.29
Diluted earnings per Common Share [a]:
Net income attributable to Magna International Inc.	$484	$394	$806	$942
Weighted average number of Common Shares outstanding Adjustments	287.3	286.3	287.2	286.1
Stock options and restricted stock	—	0.5	—	0.5
	287.3	286.8	287.2	286.6
Diluted earnings per Common Share	$1.68	$1.37	$2.81	$3.29

[a]	For the three and nine months ended September 30, 2024, diluted earnings per Common Share excluded 6.1 million and 5.0 million [2023 – 1.4 million and 2.3 million] Common Shares, respectively, issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

Magna International Inc. Third Quarter Report 2024	41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.	DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]	Cash, and cash equivalents:

	September 30,	December 31,
	2024	2023
Bank term deposits and bankers' acceptances	$350	$502
Cash	711	696
	$1,061	$1,198

[b]	Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Depreciation	$384	$358	$1,134	$1,064
Amortization of acquired intangible assets	28	32	84	57
Other asset amortization	68	53	160	171
Deferred revenue amortization	(35)	(42)	(191)	(131)
Dividends received in excess of equity income	29	(11)	51	26
Deferred tax (recovery) expense	(13)	28	(165)	(44)
Other non-cash charges	4	2	1	31
Non-cash portion of Other (income) expense, net [note 2]	(188)	(16)	121	21
Impairment charges	—	—	—	85
	$277	$404	$1,195	$1,280

[c]	Changes in operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Accounts receivable	$(11)	$(35)	$(463)	$(1,616)
Inventories	(68)	(160)	(116)	(438)
Prepaid expenses and other	11	25	(16)	32
Accounts payable	(181)	33	(209)	832
Accrued salaries and wages	81	61	55	27
Other accrued liabilities	(12)	(14)	317	542
Income taxes payable	122	66	99	(76)
	$(58)	$(24)	$(333)	$(697)

Cash from investment activities

During the third quarter of 2024, the Company disposed of its Body Exteriors & Structures operations in India for proceeds of $78 million in cash and $14 million in a convertible note. No gain or loss was recognized on disposal during the quarter.

42	Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.	INCOME TAX

For the three and nine months ended September 30, 2024, the Company’s effective income tax rate does not reflect the customary rate due to unfavourable foreign exchange adjustments recognized for GAAP purposes. The three-month rate is also adversely affected by unfavourable changes in the Company’s reserves for uncertain tax positions.

6.	INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2024	2023
Raw materials and supplies	$1,822	$1,861
Work-in-process	465	450
Finished goods	612	569
Tooling and engineering	1,693	1,726
	$4,592	$4,606

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.	INVESTMENTS

	September 30,	December 31,
	2024	2023
Equity method investments	$889	$987
Public and private equity investments	236	230
Debt investments	31	22
Warrants	9	34
	$1,165	$1,273

Cumulative unrealized gains and losses on equity securities held as at September 30, 2024 were $51 million and $55 million [$28 million and $323 million as at December 31, 2023], respectively.

8.	OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2024	2023
Preproduction costs related to long-term supply agreements	$739	$835
Long-term receivables	348	321
Pension overfunded status	44	41
Unrealized gain on cash flow hedges	—	4
Other, net	116	118
	$1,247	$1,319

Magna International Inc. Third Quarter Report 2024	43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.	WARRANTY

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2024	2023
Balance, January 1	$270	$257
Expense, net	33	49
Settlements	(18)	(23)
Foreign exchange and other	(1)	1
Balance, March 31	284	284
Expense, net	39	5
Settlements	(21)	(20)
Acquisition	—	3
Foreign exchange and other	(4)	22
Balance, June 30	298	294
Expense, net	28	14
Settlements	(26)	(11)
Foreign exchange and other	5	(11)
Balance, September 30	$305	$286

10.	DEBT

Short-term borrowings

Commercial Paper Program

As at September 30, 2024, $827 million [$299 million as at December 31, 2023] of notes were outstanding under the U.S. commercial paper program, with a weighted average interest rate of 5.29% [2023 - 5.57%]. No notes were outstanding under the euro-commercial paper program as at September 30, 2024 [$210 million as at December 31, 2023 with a weighted average interest rate of 4.02%]. Maturities on amounts outstanding are less than three months.

Credit Facilities

On May 10, 2024, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2024 to June 24, 2025. The facility can be drawn in U.S. dollars or Canadian dollars. The Company has no borrowings under this credit facility.

Long-term borrowings

Senior notes

The Company issued the following Senior Notes during 2024:

	Issuance Date	Net Cash Proceeds	Maturity Date
Cdn$450 million Senior Notes at 4.80%	May 30, 2024	Cdn$448 million	May 30, 2029
$400 million Senior Notes at 5.050%	March 14, 2024	$397 million	March 14, 2029

The Senior Notes were issued for general corporate purposes, including the repayment of $750 million in Senior Notes on June 17, 2024.

The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes.

44	Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.	CAPITAL STOCK

[a]	During the nine month period ended September 30, 2024, the Company repurchased 0.1 million shares under a normal course issuer bid for cash consideration of $5 million to settle certain equity compensation plans.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at October 31, 2024 were exercised or converted:

Common Shares	287,342,204
Stock options [i]	6,031,358
293,373,562

[i]	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

Magna International Inc. Third Quarter Report 2024	45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.	ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2024	2023
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, January 1	$(836)	$(1,018)
Net unrealized (loss) gain	(235)	43
Repurchase of shares under normal course issuer bid	—	1
Balance, March 31	(1,071)	(974)
Repurchase of shares under normal course issuer bid	—	(1)
Net unrealized loss	(60)	(53)
Balance, June 30	(1,131)	(1,028)
Net unrealized gain (loss)	283	(151)
Balance, September 30	(848)	(1,179)

Accumulated net unrealized gain (loss) on cash flow hedges [i]
Balance, January 1	43	5
Net unrealized (loss) gain	(13)	41
Reclassifications to net income	(29)	(3)
Balance, March 31	1	43
Net unrealized (loss) gain	(6)	48
Reclassifications to net income	(17)	(14)
Balance, June 30	(22)	77
Net unrealized gain (loss)	3	(23)
Reclassifications to net income	4	(21)
Balance, September 30	(15)	33

Accumulated net unrealized loss on pensions
Balance, January 1	(105)	(101)
Revaluation	—	(5)
Reclassifications to net income	1	1
Balance, March 31	(104)	(105)
Revaluation	—	1
Balance, June 30	(104)	(104)
Reclassifications to net income	1	1
Balance, September 30	(103)	(103)
Total accumulated other comprehensive loss	$(966)	$(1,249)

[i]	The amount of income tax expense that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2024	2023
Balance, January 1	$(16)	$—
Net unrealized gain (loss)	4	(15)
Reclassifications to net income	10	1
Balance, March 31	(2)	(14)
Net unrealized gain (loss)	2	(17)
Reclassifications to net income	7	4
Balance, June 30	7	(27)
Net unrealized (loss) gain	(1)	7
Reclassifications to net income	(1)	7
Balance, September 30	$5	$(13)

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $14 million.

46	Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2024	2023
Financial assets
Cash and cash equivalents	$1,061	$1,198
Accounts receivable	8,377	7,881
Warrants and public and private equity investments	245	264
Debt investments	31	22
Long-term receivables included in other assets	348	321
	$10,062	$9,686
Financial liabilities
Short-term borrowing	$828	$511
Long-term debt (including portion due within one year)	4,981	4,994
Operating lease liabilities (including current portion)	1,777	1,718
Accounts payable	7,608	7,842
	$15,194	$15,065
Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$4	$78
Other assets	—	4
Other accrued liabilities	(13)	(13)
Other long-term liabilities	(4)	(8)
	$(13)	$61

[b]	Supplier financing program

The Company has supplier financing programs with third-party financial institutions that provide financing to suppliers of tooling related materials. These arrangements allow suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company will pay the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at September 30, 2024 were $113 million [$132 million at December 31, 2023] and are presented within accounts payable.

Magna International Inc. Third Quarter Report 2024	47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	FINANCIAL INSTRUMENTS (CONTINUED)

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy.]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy.]

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for the common shares, [Level 2 inputs based on the GAAP fair value hierarchy], followed by an impairment review considering both qualitative and quantitative factors that may have a significant impact on the investee’s fair value.

Term Loans

The Company’s Term Loans consists of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At September 30, 2024, the net book value of the Company's Senior Notes was $4.5 billion and the estimated fair value was $4.6 billion. The fair value of the Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

48	Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	FINANCIAL INSTRUMENTS (CONTINUED)

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine months ended September 30, 2024, sales to the Company's six largest customers represented 73% and 74% of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate the Company’s risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items.  As at September 30, 2024, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $300 million. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At September 30, 2024, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars				For Euros
		Weighted		Weighted		Weighted		Weighted
	U.S. dollar	average	Peso	average	Canadian	average	U.S dollar	average
	amount	rate	amount	rate	amount	rate	amount	rate
Buy	5	0.74077	402	0.04449	443	0.77954	2	0.89171
(Sell)	(346)	1.28280	—	—	(7)	1.34994	(24)	1.09042

Forward contracts mature at various dates through 2026. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Public equity securities and warrants

The Company's public equity securities are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

Magna International Inc. Third Quarter Report 2024	49

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In December 2023, the Company received a notification [the “Notification Letter”] from a customer informing the Company as to the customer’s initial determination that one of the Company’s operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered a negotiation period regarding financial allocation of the total costs for the two recalls, which remains on-going. In the event such negotiations are not concluded successfully, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer’s specifications, and accordingly, is vigorously contesting the customer’s determination. Magna does not currently anticipate any material liabilities.

In July 2024, a Tier 2 supplier filed a claim against the Company for alleged damages arising from de-sourcing of its component on one OEM customer’s applications, as well as volume shortfalls on another OEM customer’s applications containing the component. Although the supplier has indicated that its claim cannot be fully quantified at this time, the supplier has estimated that the aggregate amount of financial loss incurred will be approximately €250 million. The same supplier has also filed multiple patent infringement claims seeking a preliminary injunction restricting the Company’s sale of systems alleged to infringe the supplier’s patents, as well as monetary damages. On October 31, 2024, the applicable court granted the preliminary injunction but expressly allowed the Company to continue to supply its OEM customer with the systems on those vehicle models that it currently supplies. The Company disagrees with the court's ruling and will be filing an appeal. The Company continues to believe it has valid defenses to the supplier’s claims and is vigorously contesting all claims. Due to the early stage of the proceedings, it is too early to predict the final outcome.

15.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net.

50	Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income:

	Three months ended September 30, 2024
						Fixed
	Total	External	Adjusted		Equity	asset
	sales	sales	EBIT [ii]	Depreciation	income	additions
Body Exteriors & Structures	$4,038	$3,981	$273	$186	$(1)	$285
Power & Vision	3,837	3,769	279	145	(4)	139
Seating Systems	1,379	1,376	51	25	(6)	27
Complete Vehicles	1,159	1,150	27	20	(2)	17
Corporate & Other [i]	(133)	4	(36)	8	—	8
Total Reportable Segments	$10,280	$10,280	$594	$384	$(13)	$476

	Three months ended September 30, 2023
					Equity	Fixed
	Total	External	Adjusted		loss	asset
	sales	sales	EBIT [ii]	Depreciation	(income)	additions
Body Exteriors & Structures	$4,354	$4,297	$358	$178	$2	$424
Power & Vision	3,745	3,685	221	133	(46)	156
Seating Systems	1,529	1,526	70	20	5	24
Complete Vehicles	1,185	1,176	(5)	24	(1)	21
Corporate & Other [i]	(125)	4	(29)	3	—	5
Total Reportable Segments	$10,688	$10,688	$615	$358	$(40)	$630

	Nine months ended September 30, 2024
					Equity	Fixed
	Total	External	Adjusted		(income)	asset
	sales	sales	EBIT [ii]	Depreciation	loss	additions
Body Exteriors & Structures	$12,932	$12,745	$912	$548	$(2)	$902
Power & Vision	11,605	11,416	575	431	(37)	443
Seating Systems	4,289	4,278	156	73	(15)	65
Complete Vehicles	3,784	3,760	74	63	(5)	38
Corporate & Other [i]	(402)	9	(77)	19	3	21
Total Reportable Segments	$32,208	$32,208	$1,640	$1,134	$(56)	$1,469

	Nine months ended September 30, 2023
					Equity	Fixed
	Total	External	Adjusted		loss	asset
	sales	sales	EBIT [ii]	Depreciation	(income)	additions
Body Exteriors & Structures	$13,333	$13,083	$1,024	$538	$3	$1,005
Power & Vision	10,530	10,336	437	378	(108)	422
Seating Systems	4,618	4,603	174	62	(3)	64
Complete Vehicles	4,337	4,310	81	75	(3)	45
Corporate & Other [i]	(475)	11	(36)	11	2	20
Total Reportable Segments	$32,343	$32,343	$1,680	$1,064	$(109)	$1,556

[i]	Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

Magna International Inc. Third Quarter Report 2024	51

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

[ii]	The following table reconciles Net income to Adjusted EBIT:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Net income	$508	$417	$862	$988
Add:
Amortization of acquired intangible assets	28	32	84	57
Interest expense, net	54	49	159	103
Other (income) expense, net	(188)	(4)	236	224
Income taxes	192	121	299	308
Adjusted EBIT	$594	$615	$1,640	$1,680

[b] The following table shows Goodwill for the Company's reporting segments:

	September 30,	December 31,
	2024	2023
Body Exteriors & Structures	$454	$452
Power & Vision	1,964	1,928
Seating Systems	259	258
Complete Vehicles	110	109
Corporate and Other	19	20
Total Reportable Segments	$2,806	$2,767

[c]	The following table shows Net Assets for the Company's reporting segments:

	September 30,	December 31,
	2024	2023
Body Exteriors & Structures	$9,191	$8,147
Power & Vision	7,799	7,880
Seating Systems	1,431	1,340
Complete Vehicles	413	574
Corporate & Other	802	1,066
Total Reportable Segments	$19,636	$19,007

The following table reconciles Total Assets to Net Assets:

	September 30,	December 31,
	2024	2023
Total Assets	$32,790	$32,255
Deduct assets not included in segment net assets:
Cash and cash equivalents	(1,061)	(1,198)
Deferred tax assets	(811)	(621)
Long-term receivables from joint venture partners	(70)	(49)
Deduct liabilities included in segment net assets:
Accounts payable	(7,608)	(7,842)
Accrued salaries and wages	(962)	(912)
Other accrued liabilities	(2,642)	(2,626)
Segment Net Assets	$19,636	$19,007

52	Magna International Inc. Third Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.	SUBSEQUENT EVENT

Normal Course Issuer Bid

Subject to approval by the Toronto Stock Exchange ["TSX"], the Company’s Board of Directors approved a new normal course issuer bid to purchase up to 28.5 million of the Company’s Common Shares, representing approximately 10% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 7, 2024 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX or on the New York Stock Exchange ["NYSE"] in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

Purchases may also be made through alternative trading systems in Canada and the U.S., or by such other means permitted by the TSX, including by private agreement or specific share repurchase program at a discount to the prevailing market price, pursuant to an issuer bid exemption order issued by a securities regulatory authority.

Magna International Inc. Third Quarter Report 2024	53